NEWS RELEASE

Birch Mountain Announces the Hammerstone Project:
An Expanded Limestone Quarry and Quicklime Plant

CALGARY, December 15, 2004, Birch Mountain Resources Ltd. (BMD:TSX Venture Exchange and BHMNF:OTC BB) ("Birch Mountain" or "the Company") has filed a Public Disclosure Document and Proposed Terms of Reference for the Environmental Impact Assessment ("EIA") with the Natural Resources Conservation Board and Alberta Environment to expand the Company's limestone project north of Fort McMurray, Alberta. The Hammerstone Project, named to respect significant archaeological findings near the site, will include a limestone quarry and quicklime plant. The 1,150 hectare (2,842 acre) Hammerstone Project is located adjacent to and south of the original 400 hectare (988 acre) Muskeg Valley Quarry.

"The Hammerstone Project includes a quarry supplying both construction aggregate and calcinable limestone to a quicklime plant that we plan to have operational within three years," explains Don Dabbs, Vice President. "During the next few months, we'll focus on consulting stakeholders in the region to ensure they're aware of our plans and receive their input on the Final Terms of Reference for the EIA," says Dabbs. The Public Disclosure Document provides a description of the Hammerstone Project, regional market projections and the proposed development schedule, and is available for downloading from the Company's website (www.birchmountain.com).

Birch Mountain's leases contain deposits of high-quality limestone suitable for producing quicklime and cover virtually all surface-accessible limestone in the Athabasca Valley. Industry surveys conducted in the Fort McMurray region indicate existing aggregate deposits for road building and concrete are limited to less than 5 years supply. There is increasing demand for quicklime from the oil sands industry to purify air and water emissions. Quicklime is not currently produced in the region and must be trucked 800-900 kilometres from southern Alberta.

"Developing a local source of aggregate and quicklime will ensure consistency of quality and assurance of supply," says Dabbs. "It will contribute to the sustainability of the oil sands industry and result in substantial reductions in truck traffic and exhaust emissions-an important value for all stakeholders in the region."

"We're delighted to have achieved another milestone toward developing the full potential of our limestone resource," says Doug Rowe, President of Birch Mountain. "We're on schedule to start the Muskeg Valley Quarry aggregate operations early in 2005, to be followed in 2007 with the larger Hammerstone Project." "We believe our quarry is on track to becoming the major producer of aggregate and quicklime to the rapidly growing oil sands industry," concludes Rowe.

AMEC Americas Limited is currently working to complete a prefeasibility report on the Hammerstone Project, incorporating data from Birch Mountain's 2004 drill and surface limestone exploration programs. The prefeasibility report is scheduled for delivery early in 2005 and will include delineation of limestone resources needed to meet sales projections derived from the 2005-2070 long-term demand model produced by the Canadian Energy Research Institute (Company's news release August 10, 2004). The Company expects the prefeasibility study to advance a substantial proportion of the limestone resources needed to meet the long-term sales projections to mineral reserve status.

Formed in 1994, Birch Mountain is an Alberta-based company that holds the metallic and industrial mineral rights to 329,190 hectares (813,445 acres; includes 52,082 hectares (128,697 acres) of permit-to-lease conversions) covering a wide area from Fort McMurray to the northern limit of the Athabasca oil sands deposit.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Douglas Rowe, President & CEO or	Equity Communications, LLC
Don Dabbs, Vice President & CFO	Steve Chizzik, Regional Vice President
Birch Mountain Resources Ltd.	Tel 973.912.0980 Fax 973.912.0973
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.